Freedom Resources Enterprises, Inc.

Neil Christiansen

Chief Executive Officer

901 East 7800 South

Midvale, Utah   84047

neilc@ldi4u.com

(801) 450-1450  (801) 567-1339 Fax

Alternate fax:  (801) 489-6734

December 27, 2005

Steven Jacobs

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:

Freedom Resources Enterprises, Inc.

Form 10-KSB/A for Fiscal Year Ended December 31, 2004

Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005

Form 10-QSB for Fiscal Quarter Ended June 30, 2005

Form 10-QSB for Fiscal Quarter Ended September 30, 2005

File No. 0-32735

Dear Mr. Jacobs:

Freedom Resources Enterprises, Inc. (the “Company”), has received your comment letter dated November 23, 2005, (“comment letter”) pertaining to the above referenced filings.  Amendment No. 2 for Form 10-KSB/A for Fiscal Year Ended December 31, 2004, Amendment No. 2 for Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005, Amendment No. 1 for Form 10-QSB/A for Fiscal Quarter Ended June 30, 2005, and Amendment No. 1 for Form 10-QSB/A for Fiscal Quarter Ended September 30, 2005, (“amendments”) are being filed under separate cover.  The Amendments as filed are marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you a hard copy of each of the amendments, one marked to show changes and one without changes marked.  To assist the staff of the commission in completing its review of the filings, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the comment letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Item 8A. Controls and Procedures, page 7

1.

Please represent to us that your officers carried out their evaluation of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), if true, and revise your disclosure in future filings to reflect the correct rule references.

RESPONSE:  Our officers carried out their evaluation of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), and we have revised our disclosure in Form 10-KSB/A (Amendment No. 2) for the Fiscal Year Ended December 31, 2004, and we will revise our disclosures in future filings to reflect the correct rule references.

Item 13. Exhibits and Reports on Form 8-K, page 10

2.

Please revise the section 302 certification filed as exhibit 31.1 to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B, if such statements continue to be true considering the revised wording and evaluation date as of the period end, rather than as of a date within 90 days of the filing. Refer to Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm for guidance.  Please make conforming changes to the Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005.

RESPONSE:  We have revised the section 302 certification filed as exhibit 31.1 to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B for the Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005.

Item 10QSB/A for the Fiscal Quarter Ended March 31, 2005

Financial Statements

Unaudited Condensed Statements of Operations, page 7

3.

We note your disclosure at Note 11 regarding the settlement of debt in February 2005.  Please advise us of the facts and circumstances resulting in the gain you recognized from the settlement of debt.  Please include the nature of the accounts payable and identify the creditor in your response.  Also, describe the terms under which you were released from these obligations.  Finally, explain how you considered paragraph 16 of SFAS 140 in recognizing a gain on this transaction.

RESPONSE:  The facts and circumstances resulting in the gain recognized from the settlement of debt are:  In February 2005, the Company settled accounts payable of $9,097 for $5,000 cash and recognized a $4,097 gain on settlement of debt.  The accounts payable was incurred for accounting and auditing services performed by Pritchet, Siler, & Hardy PC, a non-related party, the terms were final and the Company was released from debt to the creditor.  This has been accounted for in accordance with Paragraph 16 of SFAS 140.

Statement of acknowledgement

The Company acknowledges that the company is responsible for the adequacy and accuracy of the disclosures in the filings; and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States of America.

Respectfully,

/s/ Neil Christiansen

Neil Christiansen

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